Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418

    SUPERVALU ANNOUNCES FILING OF DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

MINNEAPOLIS, MAY 1, 2006 - SUPERVALU (NYSE:SVU), one of the largest companies in the United States grocery channel, today announced that the Securities and Exchange Commission (SEC) has declared effective the Form S-4 Joint Proxy Statement/Prospectus in connection with SUPERVALU's proposed acquisition of Albertson's, Inc. (NYSE:ABS). The announcement of the proposed acquisition was made in a separate press release by the Company on January 23, 2006. The combination of the two companies is expected to create the nation's third-largest grocery retail company and to triple the size of SUPERVALU's retail operations. The acquisition is expected to be immediately double-digit accretive to diluted earnings per share, excluding the one-time costs related to the transaction.

"We're pleased that this transaction has proceeded smoothly and now look forward to putting it to shareholders for their approval," said Jeff Noddle, chairman and CEO of SUPERVALU. "The combination of our two companies creates tremendous value for both SUPERVALU and Albertson's shareholders and produces a truly formidable competitor with strong market share positions, powerful retail brands, significant size and scale and a solid financial platform. We are now on the home stretch and anticipate the transaction to close by mid-June."

The merger will be presented for SUPERVALU shareholder approval at a Special Meeting of Stockholders, which is scheduled for May 30, 2006, at which SUPERVALU shareholders who held shares as of the record date of April 21, 2006 will be entitled to vote. At the Special Meeting, SUPERVALU will ask its shareholders to authorize the issuance of shares of SUPERVALU common stock in connection with the acquisition. Investors are strongly urged to read the joint proxy statement/prospectus because it contains important information regarding the acquisition. Investors will be able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU (including those filings incorporated by reference in the joint proxy statement/prospectus), free of charge, at the website maintained by the SEC at WWW.SEC.GOV, or the website maintained by the Company at WWW.SUPERVALU.COM.

ABOUT SUPERVALU INC
Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,381 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery


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retailers across the nation. In addition, SUPERVALU's third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 50,000 employees. For more information about SUPERVALU visit HTTP://WWW.SUPERVALU.COM.

On January 23, 2006, SUPERVALU, CVS and an investment group led by Cerberus Capital Management, L.P. announced that they had reached definitive agreements to acquire Albertson's, Inc. (NYSE:ABS). In accordance with the agreements, SUPERVALU will acquire key retail operations of Albertsons - representing more than 1,100 stores - including Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Markets, and Albertsons banner stores in the Intermountain, Northwest and Southern California regions. The acquisition will also include the related in-store pharmacies under the Osco Drug and Sav-on banners. As a result of the acquisition, which is subject to approval by both the shareholders of Albertson's, Inc. and SUPERVALU INC., SUPERVALU will become the nation's third-largest supermarket chain with annual revenues of approximately $44 billion.

 CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The respective directors and executive officers of SUPERVALU and Albertson's and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU's directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson's directors and executive officers is


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available in its proxy statement filed with the SEC by Albertsons on May 6,
2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.

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INVESTORS:
YOLANDA SCHARTON
952-828-4540
YOLANDA.SCHARTON@SUPERVALU.COM

MEDIA:
HALEY MEYER
952-828-4786
HALEY.MEYER@SUPERVALU.COM